ANNUAL INFORMATION FORM OF PLATINUM GROUP METALS LTD. FOR YEAR ENDED: AUGUST 31, 2008

I, Kenneth Graham Lomberg, BSc Hons (Geology), BCom, GDE, a registered professional natural scientist with the South African Council for Natural Scientific Professionals (SACNASP) (Reg. No. 400038/01) hereby consent to the references to my name, as applicable, in the Annual Report on Form 40-F of Platinum Group Metals Ltd. (the "Company") for the fiscal year ended August 31, 2008 to be filied with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form and Management's Discussion and Analysis of the Company for the year then ended, which are incorporated by reference therein.

Dated this at Johannesburg, South Africa this 28th day of November 2008.

//signed//
Kenneth Graham Lomberg
BSc Hons (Geology), BCom, GDE, Pr.Sc.Nat.
Coffey Mining (SA) Pty Ltd.